Exhibit 6.9

March 26, 2019

David Yuengling, President

Yuengling's Ice Cream Corp.

1058 Centre Turnpike

Orwigsburg, PA 17961

Dear Mr. Yuengling:

Aureus, Inc. ("Aureus") is pleased to submit this binding letter of intent ("Letter") regarding the proposed acquisition {the "Transaction"), through a new entity to be formed by Aureus ("Buyer"), to purchase all of the assets of Yuengling's Ice Cream Corp. (the "Company''). The Buyer and the Company are hereinafter, collectively, the "Parties" and individually, a "Party") - in accordance with the preliminary terms and conditions proposed in this Letter, including the Term Sheet attached hereby as "Attachment A" (the "Term Sheet"). The Parties acknowledge and agree that upon execution of this Letter, this Letter shall supersede and replace the current letter of intent between Aureus, the Company and David Yuengling, which letter of intent shall be null, void and of no effect.

1.	Definitive and Collateral Agreements. Buyer shall endeavor to incorporate the terms and conditions expressed in this Letter in a mutually acceptable definitive agreement (the "Definitive Agreement), which will provide for a closing on the Closing Date (as defined herein), when all conditions to completion have been met. Other closing agreements to give effect to arrangements collateral to the Transaction shall be negotiated by the Parties concurrently with the negotiation of the Definitive Agreement.

2.	Confidentiality. The existence and contents of this Letter and the Term Sheet, and terms and negotiations regarding the Transaction, are intended to be confidential. Neither Party shall discuss with or disclose to any third party the existence or contents of this Letter or Term Sheet or the discussions of the Parties regarding a potential transaction, except (i) with the express prior written consent of the other Party, (ii) as required by law, (iii) with such Party's trustees, grantors, beneficiaries, directors, officers, employees, attorneys, lenders (and in the case of Buyer, its prospective lenders and other sources of capital), accountants, or advisors (collectively, "Representatives") directly and solely for the purpose of evaluating and consummating the Transaction, including taking the actions contemplated by this Letter, and (iv) disclosures by each of the Company to its shareholders; provided, however, that each Party shall be responsible for any breach of the confidentiality provisions of this paragraph 2 by its Representatives and/or equity holders.

3.	Announcements. Following the closing of the Transaction (the "Closing"), Buyer may in its discretion make a public announcement regarding the Transaction; provided, however, that Buyer shall provide the Company a reasonable opportunity to review, and provide feedback with respect to, the content in advance of such public announcement.

Yuengling’s Ice Cream Corp.

4.	Expenses. The Buyer shall pay up to $45,000 of the legal fees of Company counsel. Except as provided in the preceding sentence, each Party will each be responsible for their own legal and accounting fees and other out-of-pocket costs and expenses related to the negotiation, due diligence, documentation and closing of the Transaction.

5.	No Shop/Exclusivity. The Company and each of its owners, directors, officers, employees or Representatives shall not, directly or indirectly, through affiliates or otherwise, enter into or conduct or participate in discussions, or furnish information to, any other person, or solicit or initiate or continue any negotiations, proposals or offers of any kind with respect to a sale of interests or assets of the Seller, or a merger, consolidation, business combination, recapitalization, financing, liquidation, dissolution or similar transaction involving the Seller or any other transaction which would prevent or impede the completion of the Transaction on or after the date first written above and prior to the termination of this Letter in accordance with paragraph 10 hereof, except in furtherance of the Transaction with Buyer.

6.	Representations, Warranties and Indemnities. In the Definitive Agreement, among other customary terms and conditions, the Company and David Yuengling, its principal stockholder, will provide representations, warranties and indemnities covering the Company, customary for this type of transaction, including without limitation ownership, infringement, liabilities, agreements, and authority to enter into and the enforceability of the Definitive Agreement against the Company. The Definitive Agreement will provide for the Company and David Yuengling to defend and indemnify Buyer and their respective affiliates and hold each of them harmless from and against any breaches of the warranties, representations and covenants of the Company and any other specific matters agreed to by Buyer and the Company as set forth in the Definitive Agreement. The Buyer shall provide representations, indemnities and warranties as are customary in this type of transaction. The final form of all representations, warranties and indemnities will be subject to the approval of legal counsel to the Parties.

7.	Closing Cooperation. The Parties intend for the Closing to occur on or before April 15, 2019 (the "Closing Date"). Each Party also intends to negotiate the Definitive Agreement, perform and facilitate all due diligence and take all other steps in a timely fashion so as to facilitate the Transaction by executing the Definitive Agreement on the Closing Date; provided, however, that the Parties acknowledge and agree that neither this Letter nor any action taken in connection with this Letter will give rise to any obligation on the· part of any Party (i} to continue any discussions or negotiations with the other Party with respect to the Transaction, or (ii) to pursue or enter into any transaction or relationship of any nature with the other Party.

8.	Due Diligence: Access to Personnel, Books and Records. At all times prior to the consummation of the Transaction or the earlier termination of this Letter in accordance with paragraph 10, the Company shall afford to Aureus and its Representatives such access to the Company's books and records, agreements, licenses and any other information directly related to the proposed Transaction that may be reasonably requested, subject to reasonable prior notice. The consummation of the Transaction is contingent on the satisfactory completion of due diligence, in Aureus's sole discretion, that would include, but is not limited to, the customary review of the Company, and its organizational and other business and legal issues.

Yuengling’s Ice Cream Corp.

9.	Binding Effect. The provisions of paragraphs 2, 4, 5, 9, 10, 11, 13 and 14 hereof are binding and enforceable against the Parties in accordance with their terms. The Parties understand and agree that this Letter creates a binding and enforceable contract between the Parties. The execution of the Definitive Agreement and the Closing are conditioned upon, among other customary conditions, (i) the results of a due diligence review of the Seller and the Company to Buyer's satisfaction, in its sole discretion, which due diligence review has not yet been completed, (ii) financing for the Transaction, the terms of which must be satisfactory to the Buyer, (iii) the final approval of the Transaction and the terms of the Definitive Agreement by Buyer's board of directors, and (iv) third party and regulatory approvals, if required .

10.	Termination. This Letter shall terminate (unless extended by mutual written agreement of the Parties) upon the earliest to occur of (i) written notice of such termination by Buyer to the Seller, (ii) execution of the Definitive Agreement, or (iii) May 15, 2019; provided, however, that .the provisions of paragraphs 2, 4, 9, 10, 11, 13 and 14 shall survive any termination of this Letter.

11.	No Oral Agreements. Subject to the foregoing, this Letter sets out the understanding of the Parties as of this date, and there are no other written or oral agreements or understandings among the Parties and no agreement shall be deemed entered into as a result of the course of conduct of either Party. No modification or amendment to this Letter may be made except by an instrument in writing signed by duly authorized officers or agents of all of the Parties executing this Letter.

12.	Conditions to Closing. The closing of this Transaction shall be subject to satisfaction of customary conditions to closing, including financing the Transaction, and the satisfaction with our business, legal, and accounting due diligence investigations and review of the Company .

13.	Governing Law. This Letter will be governed by and construed in accordance with the laws of the State of Delaware, excluding any conflict of law provisions that would render the law of another jurisdiction applicable. The Parties agree that any disputes regarding this Letter shall be subject to the exclusive jurisdiction of the state and federal courts located in Houston, Harris County, Texas.

14.	Counterparts. This Letter may be executed in one or more counterparts, including by facsimile transmission and by email in portable document format, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument .

If the terms and conditions of this letter reflect our mutual understanding and intentions, please sign and return the enclosed counterpart of this Letter before 5:00 p.m., Eastern time, on March 29, 2019.

Yuengling’s Ice Cream Corp.

Sincerely,

Aureus, Inc.

By:  /s/ Everett M. Dickson

Everett M. Dickson, President

AGREED AND ACCEPTED:

This 26th day of March, 2019

Yuengling’s Ice Cream Corp.

By: /s/ David Yuengling

Name: David Yuengling

Title: President

"Attachment A"

Term Sheet

Yuengling1s Ice Cream Corp.

Company	Yuengling's lee Cream Corp (the “Company").

Purchaser	Anew entity formed by Aureus Inc. ("Buyer").

Transaction	Sale of all or substantially all of the assets of the Company.

Closing Date	On or before April 15, 2019 (such date of Closing, the "Closing Date")

Consideration	A promissory note in the amount of $150,000 payable over·24 months, plus the assumption of the secured indebtedness of the Company and such other obligations of the Company as the Buyer may elect in its sole discretion. The Parties acknowledge and agree that as of the date of this Letter, $90,000 of the principal amount of the promissory note has been remitted to the Company by Aureus, and that Aureus may remit addition principal to the Company prior to the Closing Date, which will reduce the outstanding principal amount of the promissory note. If this Letter is terminated, the Parties agree that Aureus will be issued stock equal to one percent (1%) of the issued and outstanding stock of the Company for each $9,000 advanced to the Company. For the avoidance of doubt, if at the time of the termination of this Letter, Aureus has advanced $90,000 of funding to the Company, Aureus will be issued stock of the Company that will cause Aureus to hold ten percent (10%) of the issued and outstanding stock of the Company.

Ownership	Buyer shall be formed by Aureus, and as of the Closing Date, will be owned by Aureus and certain stockholders of the Company ("Existing Owners"). The governing document for the issuance of stock to the Existing Owners will give them the right to exchange their stock in Buyer at any time after 6 months from the Closing Date into $1,200,000 of the common stock of Aureus. The stock of Aureus to be issued in exchange for the Buyer stock shall be valued at its volume weighted average sales price for the twenty (20) trading days preceding the date of the Closing on all United States domestic securities exchanges on which the Common Stock may at the time be listed. Aureus shall commit to use commercial reasonable efforts to make Rule 144 available for the resale of any stock issued to the Existing Owners or their successors or assigns.

Indemnities	•	Fundamental reps (e.g., organization, capitalization, authority, enforceability, title, and taxes), will survive indefinitely. Taxes will survive for 90 days following the expiration of the statute of limitations period. Other reps will survive for 24 months from the Closing Date. Fraud is an exception to all time and amount limits.
	•	Indemnification shall be capped at the total amount of the purchase price.

Non-Compete / Non- Solicitation	So long as there is not a breach of the Definitive Agreement, which is not cured within any applicable cure period, Buyer and the Existing Owners will be bound by a five-year noncompete/non-solicitation/confidential information agreement (the "General Non-Compete”). Among other customary provisions, the General Non-Compete will restrict the Seller and its affiliates from (a) participating, directly or indirectly, as an owner, employee (or in a similar function) or lender of any entity (other than Buyer) that is in the premium ice cream business, or (b) directly or indirectly advising or consulting with customers of the Company with respect to products offered or intended to be offered by the Company as of the Closing Date.

A-1

Basis of Proposal	ARSN's proposal set forth herein assumes that there has been no material adverse change in the Company since March 15, 2019. Other assumptions upon which this proposal is based are as follows:

•	The Company shall obtain the consent of its secured lenders to the Transaction
•	Seller shall obtain the consent of the Company's board of directors and stockholders to the Definitive Agreement
•	No material unrecorded liabilities pertaining to the Company exist
•	No additional material adverse events occurring after the date hereof

A-2